NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES COMPLETES C$300 MILLION
PREFERRED SHARE ISSUE

Not for distribution to U.S. newswire services nor for dissemination to the United States

TORONTO, October 21, 2010 — Brookfield Properties Corporation (“Brookfield Office Properties”) (BPO: NYSE, TSX) announced today the completion of its previously announced Preferred Shares, Series P issue in the amount of C$300 million. The offering was underwritten by a syndicate led by RBC Capital Markets, CIBC, Scotia Capital Inc. and TD Securities Inc.

Brookfield Office Properties issued 12.0 million Preferred Shares, Series P at a price of C$25.00 per share yielding 5.15% per annum for the initial 6 ½-year period ending March 31, 2017. Net proceeds from the issue will be added to the general funds of Brookfield Office Properties and be used for general corporate purposes, including the possible redemption or repayment of corporate or other obligations. The Preferred Shares, Series P will commence trading on the Toronto Stock Exchange on October 21, 2010 under the ticker symbol BPO.PR.P.

The Preferred Shares, Series P may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act of 1933, as amended.

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Brookfield Office Properties Profile
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in over 100 properties totaling more than 75 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.